SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                RULES 13d-1(b) (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 2)*

                           Cabot Oil & Gas Corporation
                           ---------------------------
                                (Name of Issuer)

                      Class A Common Stock, $0.10 Par Value
                      -------------------------------------
                         (Title of Class of Securities)

                                    127097103
                                    ---------
                                 (CUSIP Number)

                                December 31, 2000
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [   ]    Rule 13d-1(b)
                  [ X ]    Rule 13d-1(c)
                  [   ]    Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)
                                Page 1 of 8 Pages

                                  SCHEDULE 13G

CUSIP No.  127097103                                           Page 2 of 8 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Louis M. Bacon

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  United States

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  127097103                                           Page 3 of 8 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Capital Management, Inc.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Connecticut

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  CO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No.  127097103                                           Page 4 of 8 Pages



1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  Moore Global Investments, Ltd.

2        Check the Appropriate Box If a Member of a Group*

                                                        a.       [_]
                                                        b.       [X]

3        SEC Use Only

4        Citizenship or Place of Organization

                  Bahamas

                            5             Sole Voting Power
                                                    0
Number of
  Shares
Beneficially                6             Shared Voting Power
  Owned By                                          0
    Each
Reporting                   7             Sole Dispositive
    Person                                          0
    With

                            8             Shared Dispositive Power
                                                    0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                    0

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*

                                    [_]

11       Percent of Class Represented By Amount in Row (9)

                                    0%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 5 of 8 Pages



Item 1(a)         Name of Issuer:

                  Cabot Oil & Gas Company (the "Company").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  15375 Memorial Drive
                  Houston, TX  77079

Item 2(a)         Name of Person Filing:

                  The Statement is being filed by (1) Louis M. Bacon ("Mr. Bacon"), in his capacity as (a) Chairman and Chief Executive Officer, director and controlling shareholder of Moore Capital Management, Inc. ("MCM") and (b) Chairman, Chief Executive Officer and director of Moore Capital Advisors, LLC ("MCA"), as well as the sole beneficial owner of a Deleware LLC that is the managing member of MCA (2) MCM and (3) Moore Global Investments, Ltd. ("MGI") (collectively, the "Reporting Persons").

                  MCM, a registered commodity trading advisor and member of the National Futures Association, serves as discretionary investment manager to MGI and other investment funds. In such capacity, MCM may be deemed the beneficial owner of the Shares (as defined herein) held for the account of MGI. MCA is a New York limited liability company and a registered commodity trading advisor and commodity pool operator. MCA serves as general partner and discretionary investment manager to Remington Investment Strategies, L.P. ("RIS"), a U.S. partnership. In such capacity, MCA may be deemed the beneficial owner of the Shares (as defined herein) held for the account of RIS. The principal occupation of Mr. Bacon is the direction of the investment activities of MCM and MCA, carried out in his capacity as Chairman and Chief Executive Officer of such entities. In such capacity, Mr. Bacon may be deemed the beneficial owner of the Shares (as defined herein) held for the accounts of MGI and RIS.

Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The principal business offices of Mr. Bacon, MCM and MGI are located at 1251 Avenue of the Americas, New York, New York 10020.

Item 2(c)         Citizenship:

                  i)       Mr. Bacon is a United States citizen;

                  ii)      MCM is a Connecticut corporation; and

                  iii)     MGI is a Bahamas corporation.

Item 2(d)         Title of Class of Securities:

                  Class A Common Stock, par value $0.10 per share (the "Shares") of the Company.

                                                               Page 6 of 8 Pages

Item 2(e)         CUSIP Number:

                  127097103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  This Item 3 is not applicable.

Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                  As of December 31, 2000, each of the Reporting Persons may be deemed the beneficial owner of 0 Shares.

Item 4(b)         Percent of Class:

                  The number of shares of which each of the Reporting Persons may be deemed the beneficial owner constitutes 0% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

Mr. Bacon:
---------

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

MCM:
---

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

MGI:
---

     (i)  Sole power to vote or to direct the vote:                            0

     (ii) Shared power to vote or to direct the vote:                          0

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv) Shared power to dispose or to direct the disposition of:             0

                                                               Page 7 of 8 Pages

Item 5.           Ownership of Five Percent or Less of a Class:

                  As of December 31, 2000, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Shares.

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                   This item 6 not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                  This Item 9 is not applicable.

Item 10.          Certification:

                  This Item 10 is not applicable.

                                                               Page 8 of 8 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February ____, 2001              LOUIS M. BACON

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact


Date:  February ____, 2001              MOORE CAPITAL MANAGEMENT, INC.

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact


Date:  February ____, 2001              MOORE GLOBAL INVESTMENTS, LTD.

                                        By:  /S/ STEPHEN R. NELSON
                                             ----------------------------------
                                             Name:  Stephen R. Nelson
                                             Title: Attorney-in-Fact